UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Biosite Incorporated
(Name of Subject Company (Issuer))
Inca Acquisition, Inc.
Inverness Medical Innovations, Inc.
(Name of Filing Persons (Offerors))

Common Stock, $0.01 par value
(Title of Class of Securities)
090945106
(CUSIP Number of Class of Securities)

Ron Zwanziger
President and Chief Executive Officer
Inverness Medical Innovations, Inc.
51 Sawyer Road, Suite 200
Waltham, Massachusetts 02453
(781) 647-3900
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
Scott F. Duggan, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
(617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,603,420,070	$49,225.00
*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 17,334,271 shares of the Common Stock of Biosite Incorporated at the tender offer price of $92.50 per share.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 per million of transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Inca Acquisition, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Inverness Medical Innovations, Inc. (“Inverness”) to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, including the associated right to purchase series A participating preferred stock, par value $0.01 per share, (collectively, the “Shares”), of Biosite Incorporated, a Delaware corporation (“Biosite”), at a purchase price of $92.50 per share, plus, if the first time the Shares are accepted for payment (the “Acceptance Time”) shall not have occurred on or prior to July 2, 2007, an additional $0.015205 per Share for each day during the period commencing on July 3, 2007, through the Acceptance Time, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 29, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. This Schedule TO is being filed on behalf of Inverness and the Purchaser.
     The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.
Item 1. Summary Term Sheet

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information

(a)	The name of the subject company and the issuer of the securities to which this Schedule TO relates is Biosite Incorporated. Biosite’s principal executive offices are located at 9975 Summers Ridge Road, San Diego, California 92121. The telephone number at Biosite’s principal executive offices is (858) 805-2000.

(b)	This statement relates to the common stock, par value $0.01 per share, of Biosite. Based upon information provided by Biosite, there were 17,142,895 shares of common stock issued and outstanding as of May 11, 2007. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c)	The information set forth in Section 6 of the Offer to Purchase, entitled “Price Range of the Shares; Dividends on the Shares” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person

(a),(b),(c)	This Schedule TO is filed by Inverness and the Purchaser. The information set forth in Section 9 of the Offer to Purchase, entitled “Certain Information Concerning Inverness and the Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4. Terms of the Transaction

(a)	The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a),(b)	The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning Inverness and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Biosite; Other Matters” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals

(a),(c)(1)-(7)	The information set forth in the “Introduction,” Section 7, entitled “Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations,” Section 12, entitled “Purpose of the Offer; Plans for Biosite; Other Matters,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration

(a),(b),(d)	The information set forth in Section 10 of the Offer to Purchase, entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning Inverness and the Purchaser” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.
Item 9. Persons/Assets Retained, Employed, Compensated or Used

(a)	The information set forth in Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Biosite; Other Matters,” Section 13, entitled “The Merger Agreement; Other Agreements,” and Section 16, entitled “Fees and Expenses,” of the Offer to Purchase is incorporated herein by reference.
Item 10. Financial Statements

(a),(b)	Not applicable.
Item 11. Additional Information

(a)(1)	The information set forth in Section 9, entitled “Certain Information Concerning Inverness and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

(a)(2),(3)	The information set forth in Section 13, entitled “The Merger Agreement; Other Agreements,” Section 14, entitled “Conditions of the Offer” and Section 15, entitled “Certain Legal Matters,” of the Offer to Purchase is incorporated herein by reference.

(a)(4)	The information set forth in Section 7 of the Offer to Purchase entitled “Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

(a)(5)	The information set forth in Section 17, entitled “Legal Proceedings,” of the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 12. Exhibits

(a)(1)(A)	Offer to Purchase, dated as of May 29, 2007.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Summary Advertisement published on May 29, 2007.

(a)(5)(A)	Press Release issued by Inverness Medical Innovations, Inc. on May 9, 2007 (incorporated by reference to the Schedule TO-C filed by Inverness Medical Innovations, Inc. on May 9, 2007).

(a)(5)(B)	Press Release issued by Inverness Medical Innovations, Inc. on May 11, 2007 (incorporated by reference to the Schedule TO-C filed by Inverness Medical Innovations, Inc. on May 11, 2007).

(a)(5)(C)	Joint press release issued by Inverness Medical Innovations, Inc. and Biosite Incorporated, dated May 17, 2007 (incorporated by reference to the Schedule TO-C filed by Inverness Medical Innovations, Inc. on May 18, 2007).

(a)(5)(D)	Press Release issued by Inverness Medical Innovations, Inc. on May 29, 2007.

(b)(1)	Commitment Letter dated May 14, 2007, by and among General Electric Capital Corporation, UBS Loan Finance LLC and Inverness Medical Innovations, Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Inverness Medical Innovations, Inc. on May 15, 2007).

(b)(2)	Commitment Letter dated May 14, 2007, by and among UBS Loan Finance LLC, UBS Securities LLC, General Electric Capital Corporation and Inverness Medical Innovations, Inc. (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Inverness Medical Innovations, Inc. on May 15, 2007).

(d)(1)	Agreement and Plan of Merger, dated as of May 17, 2007, by and among Inverness Medical Innovations, Inc., the Purchaser and Biosite Incorporated (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Inverness Medical Innovations, Inc. on May 18, 2007).

(d)(2)	Non-Competition, Non-Disclosure and Intellectual Property Assignment Agreement, dated May 17, 2007, by and between Inverness Medical Innovations, Inc., Biosite Incorporated and Kim D. Blickenstaff.

(d)(3)	Non-Competition, Non-Disclosure and Intellectual Property Assignment Agreement, dated May 17, 2007, by and between Inverness Medical Innovations, Inc., Biosite Incorporated and Kenneth F. Buechler.

(d)(4)	Non-Competition, Non-Disclosure and Intellectual Property Assignment Agreement, dated May 17, 2007, by and between Inverness Medical Innovations, Inc., Biosite Incorporated and Gunars E. Valkirs.

Item 13. Information Required By Schedule 13e-3.
     Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INCA ACQUISITION, INC.

By:	/s/ Anne Warner

Name:	Anne Warner
Title:	Secretary

INVERNESS MEDICAL INNOVATIONS, INC.

By:	/s/ Jay McNamara

Name:	Jay McNamara
Title:	General Counsel — Corporate and Finance
Date: May 29, 2007